June 25, 2025

Cesar Johnston
Chairman, President and Chief Executive Officer
Silver Pegasus Acquisition Corp.
2445 Augustine Dr., STE 150
Santa Clara, CA 95054

       Re: Silver Pegasus Acquisition Corp.
           Amendment No.2 to Registration Statement on Form S-1
           Filed June 20, 2025
           File No. 333-284395
Dear Cesar Johnston:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 12, 2025 letter.

Amended Registration Statement on Form S-1 filed June 20, 2025
Cover Page

1. We note the table on the cover page reflecting the number of shares that could be issued per Class B-2 warrant at different market prices. Please reconcile such information with the formula provided. It would appear that the number of shares that could be issued at the market prices provided are all fractions of a share. Please also clarify the market price below which it would be beneficial to class B-2 warrant holders to elect to exchange the warrants as opposed to exercise the warrants at the
       $11.50 price point.
 June 25, 2025
Page 2

       Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Giovanni Caruso